BIRCUS BREWING CO.

A one-of-a-kind destination brewery where the surreal world of Circus and the love of Craft Beer & Great Food live in perfect harmony.

2021



BIRCUS STORY. VISION. MISSION.

In 2012 Gourmet Renee LLC applied to the Federal Government TTB to make Bircus Beer, based on a successful circus brewing concept licensed and imported from Ghent, Belgium. Bircus is the first brewery to register with the SEC to crowd fund in the USA. In 2016, Bircus began fundraising and brewed our first beer.

Paul Hallinan Miller, Chief Goof-Officer, is a former clown with the Greatest Show On Earth. His vision has always been to offer a one-of-a-kind brewery experience inspired by the traditional circus model - amazing performances fueled by high margin concessions sales. *Our stellar beer is that $9 Box of popcorn which costs 3¢ cents to make.*

Expanding upon the successful track record of developing The Ludlow Theatre, into a dynamic brewery and entertainment desitnation, the vision is to include even more investors in ownership of the concessions/beer and the big top/real estate. It was audacious to register with the SEC. It took 18 months to sell 1/3 of the Bircus Brewing Co. to chase the dream of concessions to fuel the circus. Miller is not diluting current investors, but is selling up to 1/3 of his ownership to bring this dream to fruition. Bircus is the premier destination brewery and with our track record of award winning beers and authentic artisan wood-fired pizza now is the time for you to run away with the Bircus Brewing Co.

Mission: One for All









DEAL HIGHLIGHTS



ESTABLISHED

Company in operations since 2012



OWNERSHIP

Owned by a serial entrepreneur & 150+ Series A investors



CURRENT REVENUE

YOY revenue growth of 38% despite pandemic.
$278k (2019)
$383k (2020)
$580k+ (2021)



FUTURE REVENUE

2022 Proforma revenue of $1.5-1.75M with opening of 2nd location in Covington, KY.



EXPANSION

2023 expansion plans for 3rd location in Cincinnati.

TIMELINE

2021

- Brought canning in-house for increased packaging capabilities at higher margins
- Opened 2nd location with additional wood-fired-pizza oven and taproom in high-traffic downtown Covington, KY



2020

- Launched wood-fired-pizza oven
- Began canning Bircus beer through mobile canner
- OH distribution begins



2017

- Bircus completes rennovation of 300+ seat taproom in historic Ludlow Theatre.
- Increased revenue from additional booking of circus, music, magic & wrestling
- Began beer distribution in KY.



2016

- **Launch of Reg A+**
- First brewery in USA to launch Reg A+ successfully crowdfunding $500K



2015

- Bircus Brewing Co. is born.
- Bircus name is licensed from Belgium.
- Brewing permits aquired to begin brewing in Ludlow, KY.



2012

- Ludlow Theatre opens with weekly shows featuring artists from around the world.
- Concessions sales begins.



BIRCUS EXPERIENCE





Housed within the newly renovated Ludlow Theatre, our built-in entertainment schedule of circus acts and other unique events such as pro-wrestling, stand-up comedy, live music and even an indoor pickleball court, Bircus is a one-of-a-kind destination brewery



A WORLD OF TALENT

International artists from 40 countries have performed at the Ludlow Theatre, working to create destination. Content is KING. Weekends are filled with fire breathing, trapeze artists, live music and other entertainment. By focusing on an interactive experience we have turned our guests into our marketing team. Everyone snaps, tweets, tags and shares the circus experience with their friends and followers. The model works.



National Yelp Blogger calls Bircus a Beer Experience Worth Traveling for



Will Travel For Beer: 6 Beer Experiences Worth Traveling For

"Bircus is definitely doing something unique. If you haven't figured it out by their name, the brewery is circus influenced and will have tons of entertainment on a daily basis (think sweet DJs, aerial artists, fire spinning and more!). Not only does Bircus put on a good show, but the beer is also a show-stopper." — Yelper Megan B

A GROWING BUSINESS


LUDLOW
MAMBO COMBO
LOVE IS LOVE
STONEY DOPERELLA
BIRCUS
LUDLOW
SUNDAY FLEA
LIVE GLASS BLOWING
20 VENDORS
NEW RELEASE:
MISS PATTERSON

BIRCUS HAS CONTINUED TO EVOLVE AND GROW SINCE OPENING

- Bircus beers are now available throughout the Greater Cincinnati and Northern Kentucky region.
- 2017 Beers began selling in taproom and through Seligman Distributing in Kentucky
- 2019 Began distributing in Ohio with 17th Star Distributing
- 2021 Established self-distribution rights to which means we'll improve margins and control where Bircus is poured. KENTUCKY CURRENTLY ALLOWS UP TO 2,500 BARRELS FOR SELF DISTRIBUTION
- 2021 Purchase of canning line to increase packaging ability with greater margins on distribution & packaged sales to go
- 2021 Acquired additional 10BBL uni-tank to increase brewing capacity
- 2021: Opened second satellite taproom in Covington, KY to increase our footprint in the region


WOOD-FIRED PIZZA & CRAFT BEER
FRESH BAKED BREAD & PASTRIES
Hello Covington
BIRCUS
BREWING COMPANY


BIRCUS
COMIC WALRUS
IRREGULINER
SHARK BAR
MOTORDROME
SHOWMAN
JUGGLEOATS
CERVEZA 1862
THE PARLOR

2020 - COVID PIVOTS





- Created outdoor beer garden to accommodate guests

- Began contract canning of beer to ramp up retail distribution and packaged beer to go

- Partnered with and long-time friend of Paul Miller, Chef Michael Cusumano of GW Marriott in Venice, Italy to develop wood-fired pizza concept



- Maximized PPP funding & earned Employee Retention Tax Credits

- Hosted National Campaigns for Democratic and Republican Parties.

- Achieved revenue growth despite capacity restraints of 50%

- **2020 Sales of $383,043 up from $277,864**



2021 - A BALANCING ACT OF GROWTH

- Capital expansion with purchase of canning system to add even more distribution capacity

- Secured self-distribution rights in the state of Kentucky, allowing us to eliminate middle man and improve margins

- Began hosting weddings with custom beers and custom labels as premium products for sale

- Hired GM with 25 Years of food service to manage our operations.

- Hired new Head Brewer, JD Angell formerly with Windmills Craftworks in Bangalore, India. Previously MillerCoors

- Now 22 employees overall

- Cincinnati Burger Week and Cincinnati Pizza Week with sales exceeding $43K gross

- Expanded into Covington, KY with a production Wood-Fired pizza oven and 12 Bircus Beers on tap in a high traffic downtown area

- **2021 Sales - $600K up from $383K.**







PROFORMA

	2019	2020	2021	2022	2023	2024	2025	2026
Catalyst			**Ludlow**	**Covington Expansion**	**Cincinnati Expansion**	**Growth**	**Growth**	**Growth**
Expected Growth Rate		*138%*	*183%*	*292%*	*200%*	*25%*	*15%*	*10%*
Revenue	$ 277,864	$ 383,043	$ 700,000	$ 1,894,061	$3,788,122	$4,735,152	$5,918,940	$7,398,675
COGS	$ 57,989	$ 124,127	$ 420,000	$ 491,532	$983,064	$1,105,947	$1,382,434	$1,728,042
Gross Profit	$ 219,875	$ 258,916	$ 280,000	$ 1,402,529	$2,805,058	$3,629,205	$4,536,506	$5,670,633
OPEX	$ 360,544	$ 416,616	$ 284,000	$ 1,304,501	$2,087,201	$2,348,102	$2,788,371	$3,485,463
EBITDA	$ (140,669)	$ (157,700)	$ (4,000)	$ 98,028	$ 717,856	$ 1,281,104	$ 1,748,136	$ 2,185,170
Depreciation	$ 33,231	$ 29,296	$ 32,000	$ 32,000	$ 64,000	$ 64,000	$ 64,000	$ 64,000
Income Tax (21%)	$0	$0	$0	$0	$150,750	$269,032	$367,109	$458,886
NET INCOME	$ (173,900)	$ (186,996)	$ (36,000)	$ 66,028	$ 503,107	$ 948,072	$ 1,317,027	$ 1,662,284

FROM THE FOUNDER

Paul H. Miller



Dear Prospective Investor:

Since its inception, Bircus Brewing Co. has embodied innovation, diversity, and equity. Bircus is the first brewery to register under Regulation A+ with the SEC, which gave opportunities to non-accredited investors and this unique enterprise.

In November 2009 my wife, "Gourmet" Renee and I purchased an empty factory building in hopes of restoring the Ludlow Theatre. The theatre is now a unique venue with broad appeal: circus, music, comedy, craft beer and wood-fired pizza. The success in Ludlow lead to our second location at 39 W. Pike in Covington, a space we proudly share with the North South Baking Co.

To self-distribute and potentially open a Cincinnati location, I am choosing to sell up to 1/3 of my equity in Bircus rather than dilute investors. Two law firms and my CPA suggested that "the Founder doesn't normally sell their shares/units but traditionally dilutes everyone to bring on more capital.", but unconventional has been my business model and strength.

If you invest in Bircus, you join an investor base of 150+ and back a dynamic staff of 25 with impressive stats. Our founding brewer Sean Gregor spent 4.5 years developing our beers; while our new brewer JD Angel has worked world-wide in the industry for 15 years. Moreover, Stephanie Gruber, our GM, has been in the hospitality industry for 20 years.

Some team members have been with us since the creation of Circus Mojo: Ryan Fardo, Director of Marketing & Design for 12 years, Tate West, Circus Apprentice & Artist for 12 years, Renee Harris, Administrator & Bookkeeper for 11 years, Rick Schmitz, Maintenance & Repair Roustabout for 10 years, Ginny Gribben, Director of Sales & Marketing for 10 years, Damien Berkheimer, Pizza Chef & Circus Artist for 7 years.

Circus Mojo & Bircus Brewing Co. have revitalized a historic theatre and a community with the support of investors and team members promoting our motto—"One for All!"

Based on our track record if you don't have a one-of-kind destination in your portfolio are you truly diversified? Stay tuned for a series fo Q&A investor site visits in these next 90 days.

Run away today with the Bircus Brewing Co.

In JoY~

Paul Hallinan Miller
Chief Goof-Officer — Bircus Brewing Co.

PARTNERS

17th Star Distributing [Ohio]

Decal Impressions

Daniel Rich Architect

Fedders Construction

Frey Electric

Graydon

I Designs

North South Baking Co.

Stith Wimsatt & Associates CPA

Thoroughbred Oaks Mechanical Design

Urbandy

AWARDS

2021 KY Small Business Development Center Pacesetter Award

2019 Runner Up LGBTQ+ Inclusive Business of the Year

2019 Business Impact Awards Finalist: Innovation

2018 Finalist Brewer's Philanthropy Awards

2018 Alltech Commonwealth Cup:
    – Diving Elk Belgian Dubbel: Silver medal

2018 Alltech Commonwealth Cup:
    – Lagoon Scotch Ale: Bronze medal

2013 River Cities Historic Preservation Award